[FLEXIBLE SOLUTIONS LETTERHEAD]

December 15, 2005

VIA EDGAR – CORRESPONDENCE FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attn: Ms. Pamela A. Long

Re:	Flexible Solutions International, Inc.
Registration Statement on Form S-3, filed on May 10, 2005 (File No. 333-124751);
Annual Report on Form 10-KSB for the Fiscal Year Ended
December 31, 2004, filed on March 24, 2005 (File No. 1-31540;) and
Quarterly Report on Form 10-QSB for the Fiscal Quarter Ended March 31, 2005,
filed on May 13, 2005 (File No. 1-31540)

Dear Ms. Long:

        Flexible Solutions International, Inc. (the “Company”), has reviewed the Securities and Exchange Commission (the “Commission”) letter dated August 25, 2005 (the “August 25 Comment Letter”) regarding the Company’s Registration Statement on Form S-3 (the “Form S-3”), the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the “Form 10-KSB”) and the Company’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005 (the “Form 10-QSB”), filed by the Company on May 10, 2005, March 24, 2005 and May 13, 2005, respectively. The Company responds to the August 25 Comment Letter as follows:

        A.       Response to Commission Comment 1 (“General. Donlar Acquisition”)

        In response to discussions between counsel to the Company and the Staff of the Commission, the Company respectfully informs the Commission that on December 8, 2005 it filed via EDGAR correspondence a waiver request letter with the Commission requesting a waiver of the Company’s obligations under Items 310(c) and 310(d) of Regulation S-B.

        B.      Response to Commission Comment 2 (“Note 1. Basis of Presentation”)

        In response to discussions between counsel to the Company and the Staff of the Commission, the Company respectfully informs the Commission that on December 8, 2005 it filed via EDGAR correspondence a waiver request letter with the Commission requesting a waiver of the Company’s obligations under paragraphs 51, 54 and 55 of Statement of Financial Accounting Standards (“SFAS”) No. 141.

Ms. Pamela A. Long
Securities and Exchange Commission
December 15, 2005

        C.      Response to Commission Comment 3 (“Note 7. Investments”)

        The Commission has asked what consideration was given by the Company to the guidance provided by Emerging Issues Task Force (“EITF”) Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor Has the Ability to Exercise Significant Influence Over the Operating and Financial Policies of the Investee, with respect to the Company’s option acquired in 2003 to purchase twenty percent of the outstanding capital stock of Tatko, Inc. (“Tatko”) in exchange for the issuance of 100,000 shares of the Company’s common stock. EITF Issue No. 02-14 provides that if an investor has the ability to exercise significant influence over an investee, the equity method—and not the cost method—should be used to account for such investment.

        The Company determined to account for its acquisition of the Tatko option using the cost method because it does not have significant influence over the operating or financial policies of Tatko. While the Company does have the ability to exercise the option for the nominal fee of $1, which would grant the Company the ability to obtain up to twenty percent of Tatko’s capital stock, the Company does not have the ability to control Tatko’s operations or financial policies. The agreement reached between the Company and Tatko was essentially a supply agreement, which would allow the Company the right to use Tatko’s bio-chemicals and patents in the Company’s products. In addition, Tatko is a private company in its development stage and, to date, has been very slow in supplying the Company with its products pursuant to the terms of the agreement. Consequently, the Company has asserted that Tatko has breached the agreement and has demanded the return of its 100,000 shares. Until such time as the issue is settled, the Company still maintains the right to acquire the twenty percent interest in Tatko. The Company continues to monitor the investment in Tatko to ensure that there is no impairment issue.

        D.      Response to Commission Comments 4, 5 and 6 (“Note 11. Stock Options”)

        After consideration given to the issues raised by the Commission in connection with the grant of a stock option by the Company to Ondeo Nalco Company (“Ondeo”) in September 2002, the Company has reassessed the agreement it entered into with Ondeo. Following this reassessment, the Company has arrived at the conclusion that the accounting treatment previously applied should be revised to reflect the current state of accounting principles generally accepted in the United States.

        In particular, the Company has reviewed:

        (i)      EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which addresses the measurement date for accounting for equity instruments that are issued to other than employees in exchange for goods and services;

Ms. Pamela A. Long
Securities and Exchange Commission
December 15, 2005

        (ii)      EITF Issue No. 00-18, Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees, which requires the recognition of fully vested, exercisable, non-forfeitable equity instruments at the time when they are issued; and

        (iii)      EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), which addresses various issues related to classification of the consideration given from a vendor to a reseller or another party that purchases the vendor’s products and whether such consideration should be classified as a deduction from revenue.

        In selecting its prior accounting treatment, the Company relied on the following:

        (i)      In September 2002, the Company entered into a distribution agreement with Ondeo whereby Ondeo agreed to serve as the exclusive distributor of the Company’s WATER$AVR® products for so long as Ondeo maintained certain threshold sales levels as defined in the agreement;

        (ii)      As consideration for signing the agreement, Ondeo was granted an option to purchase 2,000,000 shares of the Company’s common stock; half of the option for one million shares was exercisable immediately at an exercise price of $4.25 for each common share and the remaining half of the option for 1,000,000 shares was exercisable after certain threshold sales targets were achieved at a price of $5.50 for each common share; and

        (iii)      The distribution agreement and the corresponding stock option were cancellable if Ondeo did not meet the defined sales targets.

        At the time, however, the Company incorrectly believed that the entire option vested immediately and, therefore, only considered SFAS No. 123, pursuant to which the Company expensed the entire fair value of the option granted. However, upon reassessment of the issue, the Company determined that half of the option did not vest immediately and it therefore should have (even under SFAS No. 123) amortized the value of the option over the vesting period in relation to the sales achieved by Ondeo. As a result, the Company has elected to account for the forfeiture of the option as required by EITF Numbers 96-18, 00-18 and 01-9, by reversing previously recorded stock compensation expense. In addition, the Company determined that in its prior accounting treatment of the stock option, in accordance with EITF Numbers 96-18, 00-18 and 01-9, the Company should have: (i) selected a measurement date when the performance of the distribution agreement was complete; and (ii) amortized the stock compensation expense over the term of the distribution agreement in relation to the sales achieved by Ondeo.

        At the time of execution of the distribution agreement, the Company expensed $2,704,000 in connection with the stock option issued to Ondeo. By the fourth quarter of fiscal 2003, the Company determined that Ondeo was not maintaining certain threshold sales levels as stipulated in the agreement, which led to the Company’s termination of the agreement and the accompanying option. At that time, the Company reversed $2,480,200 that it believed had been expensed in fiscal 2002. However, the Company has determined that the actual amount that should have been reversed was the original $2,704,000.

Ms. Pamela A. Long
Securities and Exchange Commission
December 15, 2005

        Had the Company accounted for the stock option in accordance with EITF Numbers 96-18, 00-18 and 01-9, it would have selected a measurement date for the stock option at the end of the initial term of the distribution agreement, which would have reflected the expensing of the option compensation in a systematic and rational manner in relation to the sales generated by Ondeo. Further, had the Company accounted for the option in accordance with the EITF guidance set forth above, it would have only recorded a stock compensation expense of $54,080 in the first quarter of fiscal 2003 because, while the agreement had been executed in September 2002, no sales were generated by Ondeo until March 2003. Moreover, once the Company terminated the distribution agreement and accompanying option, if the Company had initially accounted for the stock option correctly, the $54,080 stock compensation expense would have been reversed.

        In addition to the issues identified above, the Commission has asked how it was appropriate to classify the amount recorded related to this option as an operating expense rather than a reduction of revenue as set forth in EITF Issue 01-9. EITF Issue 01-9 primarily addresses whether consideration given to a customer as a sales incentive or other benefit should be an adjustment of the selling price, a cost incurred by the vendor and expensed accordingly, or a reduction of revenue. The consensus reached by the EITF was that cash consideration given by a vendor to a customer is presumed to be a reduction of the selling price and therefore should be characterized as reduction of revenue when recognized by the vendor. However, paragraphs 9 and 10 of EITF Issue 01-9 provide that when the consideration consists of a free product (or anything other than cash), the cost of the consideration should be characterized as an expense. Since the consideration given to Ondeo was essentially a “free” product (i.e. a separate deliverable), the proper accounting treatment should have been to expense the cost rather than to deduct the amount from revenue. In light of the above, and because of the immateriality of the amounts involved (i.e. $54,080 for one fiscal quarter), the Company has recorded the incentive as an operating expense rather than as a cost of sale.

        In response to the Commission’s comments, and for the reasons set forth above, on December 5, 2005, the Company filed via EDGAR the following reports: (i) amended and restated annual reports on Form 10-KSB for each of the years ended December 31, 2002, 2003 and 2004; and (ii) amended and restated quarterly reports on Form 10-QSB for each of the quarters ended September 30, 2002, 2003 and 2004, March 31, 2003, 2004 and 2005, and June 30, 2003, 2004 and 2005 (collectively, the “restated reports”). In each of these restated reports, the Company has included the following disclosure:

Ms. Pamela A. Long
Securities and Exchange Commission
December 15, 2005

Restated Financial Statements

The accompanying financial statements have been restated to correct stock-based compensation expense. In October 2005, while completing a registration statement for securities issued in the second quarter of 2005, we determined that certain disclosures made in connection with our stock-based compensation expense required adjustment. In September 2002, we entered into a distribution agreement with Ondeo whereby Ondeo agreed to serve as the exclusive distributor of our WATER$AVR® products for so long as Ondeo maintained a certain threshold sales level as defined in the agreement. As consideration for signing the agreement, Ondeo was granted an option to purchase 2,000,000 shares of our common stock. Half of the option for one million shares was exercisable immediately at an exercise price of $4.25 for each common share. The remaining half of the option for 1,000,000 shares was exercisable after certain threshold sales targets were achieved at a price of $5.50 for each common share.

In determining the stock-based compensation expense for the nine months ended September 30, 2002, we expensed the entire fair value of the stock option believing that the option fully vested upon the signing of the agreement. In our October 2005 review, however, we determined that: (i) first, as stated above, half of the option to purchase 1,000,000 shares of common stock did not vest and was not exercisable until the threshold sales target had been met, which would not be until five years after the signing of the distribution agreement; and (ii) second, we did not consider Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services; EITF No. 00-18, Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees; and EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer.

During the three months ended March 31, 2003, Ondeo achieved the first threshold sales target, and accordingly, we should have recorded a corresponding stock-based compensation expense of $54,080. However, since the entire stock-based compensation expense had been recorded in the September 30, 2002 interim financial statements and in the year ended December 31, 2002, we did not record any additional stock-based compensation expense as a result of the attained first threshold level.

Ms. Pamela A. Long
Securities and Exchange Commission
December 15, 2005

In the fourth quarter of the year ended December 31, 2003, we determined that Ondeo was not going to attain the minimum sales targets stipulated in the agreement. Consequently, the agreement and corresponding stock option was cancelled. We accounted for the cancellation of the stock option in accordance with Statement of Financial Accounting Standard No. 123 similar to a forfeiture of stock options and reversed $2,480,200 of the stock-based compensation expense previously recorded in fiscal 2002. Had we accounted for the cancellation of the stock option correctly, we would have reversed the amended stock-based compensation expense of $54,080 that was recorded in the first quarter ended March 31, 2003.

In light of the above, the net effect of the adjustments to the financial statements is as follows:

1. Approximately $2,704,000 in stock-based compensation expense recorded in September 2002 has been reversed;

2. Approximately $54,080 in stock-based compensation expense has been recorded in the quarter ended March 31, 2003, as Ondeo met the first sales threshold under the agreement;

3. Approximately $54,080 in stock-based compensation expense has been reversed in the year ended December 31, 2003, as Ondeo failed to meet subsequent sales thresholds under the agreement, resulting in the cancellation of the stock option;

4. As stated above, we previously recorded a stock-based compensation expense of $2,704,000 in December 2002. As a result of cancelling the stock option, we previously recorded a recovery of $2,480,000 of stock-based compensation expense at December 31, 2003. This $2,480,000 recovery has been reversed, in conjunction with the reversal of $2,704,000 in stock-based compensation expense originally recorded; and

5. For the periods ended March 31, 2004 to June 30, 2005, the net effect of these adjustments is to decrease capital in excess of par value by approximately $223,800 and increase retained earnings by approximately $223,800.

We are presently unaware of any evidence that the restatements described above are due to any material noncompliance by us, as a result of misconduct, with any financial reporting requirement under the federal securities laws. Our audit committee of the board of directors is working with our management and our accountants to assure that we are taking the appropriate approach to resolving the issues related to the restatements, as well as any further issues that may be identified during the course of its review.

Ms. Pamela A. Long
Securities and Exchange Commission
December 15, 2005

        With respect to its amendments to its Form 10-KSB and its Form 10-QSB, the Company respectfully informs the Commission that on December 5, 2005, the Company filed via EDGAR the restated reports. The restated reports do not reflect events occurring after the original filing of each restated report, nor do they modify any of the disclosures contained therein, or in the accompanying financial statements and notes thereto, in any way other than by: (i) the amendments identified above; (ii) the amendments identified in the Company’s response to the Commission’s letter dated June 3, 2005; and (iii) the amendments identified in the Company’s response to the Commission’s letter dated July 12, 2005. Notwithstanding the above, each of the restated reports has been amended as a result of, and to reflect, the restatement described above in Response to Commission Comments 4, 5 and 6 (“Note 11. Stock Options”), and to revise the disclosure of the Company’s description of business, legal proceedings, management’s discussion and analysis, risk factors, unregistered sales of equity securities, directors and executive officers, and principal accountant fees and services, as well as to generally reflect the current disclosure requirements of Form 10-KSB and Form 10-QSB.

        If you have any further comments regarding this letter, the responses contained herein or the responses to the Form 10-KSB, the Form 10-QSB, or the restated reports, please contact directly the attorney for the Company, Deepak Nanda, at (310) 975-7912 with any questions or comments regarding this matter. Mr. Nanda’s facsimile number is (310) 557-8475.

Very truly yours,
FLEXIBLE SOLUTIONS INTERNATIONAL, INC.
/s/ Daniel B. O'Brien
Daniel B. O'Brien
President and Chief Executive Officer

cc:	Chris Edwards (via EDGAR only) Matt Franker (via EDGAR only) Nudrat Salik (via EDGAR only) Marie Trimeloni (via EDGAR only) Andrew B. Serwin Deepak Nanda